Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Three Months Ended
	March 31,
	2009		2008
Earnings:
Income from continuing operations before income taxes	$188.7		$181.5
Portion of rents representative of interest expense	2.6		2.7
Interest on indebtedness, including amortization of deferred loan costs	-		11.5
Amortization of capitalized interest	-		-
Earnings, as adjusted	$191.3		$195.7

Fixed Charges:
Portion of rents representative of interest expense	$2.6		$2.7
Interest on indebtedness, including amortization of deferred loan costs	-		11.5
Capitalized interest	12.6		9.4
Total fixed charges	$15.2		$23.6

Ratio of earnings to fixed charges	12.59	x	8.29	x